UMC Board of Directors Announces Termination of He Jian Merger Agreement

Company will continue to seek possible alternatives with He Jian Shareholders

Taipei, Taiwan, R.O.C. – November 18, 2010 - United Microelectronics Corporation (NYSE: UMC, TWSE: 2303), (“UMC”) convened the 12th session, 11th term of its Board of Directors meeting today. During the meeting, its board approved to terminate the Merger Agreement (“the Merger Agreement”) between UMC and Infoshine Technology Limited, the holding company of He Jian Technology (Suzhou) Co., Ltd. (“He Jian”). Going forward, UMC will continue to seek a successful integration with He Jian in accordance with current laws and regulations.

The Merger Agreement had been approved by UMC’s board in April 2009 and at UMC’s 2009 Annual General Shareholders’ Meeting in June. The merger consideration involved a combination of common shares, ADR and cash as options for payment to He Jian’s shareholders. However, an investment regulation governing foreign holdings of Taiwanese securities, coupled with other restrictions from the amended Operating Rules of the Taiwan Stock Exchange Corporation for issuing new shares to merge foreign unlisted companies, precluded the issuance of common shares or ADR as payment options. Meanwhile, He Jian’s shareholders had not decided whether to accept a cash-only merger. As such, based on considerations of timing and changes in the industry environment, the Board resolved today to terminate the Merger Agreement.

Going forward, UMC will continue seeking possible alternatives with He Jian shareholders, including a full or partial acquisition of He Jian in cash upon revaluation. UMC looks forward to successfully integrating with He Jian in the future to further diversify globally, expand overseas business, increase profitability, enhance shareholders’ equity, and provide future momentum for investment in Taiwan.

About UMC
UMC (NYSE: UMC, TWSE: 2303) is a leading global semiconductor foundry that provides advanced technology and manufacturing services for applications spanning every major sector of the IC industry. UMC’s customer-driven foundry solutions allow chip designers to leverage the strength of the company’s leading-edge processes, which include production proven 65nm, 45/40nm, mixed signal/RFCMOS, and a wide range of specialty technologies. Production is supported through 10 wafer manufacturing facilities that include two advanced 300mm fabs; Fab 12A in Taiwan and Singapore-based Fab 12i are both in volume production for a variety of customer products. The company employs approximately 13,000 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

Note From UMC Concerning Forward-Looking Statements
Some of the statements in the foregoing announcement are forward looking within the meaning of the U.S. Federal Securities laws, including statements about future outsourcing, wafer capacity, technologies, business relationships and market conditions. Investors are cautioned that actual events and results could differ materially from these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy; acceptance and demand for products from UMC; and technological and development risks.